[redacted]

AB 2/28

SEC 08026302 ISSION

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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 6 2008

Washington, DC 112

SEC FILE NUMBER
8- 67641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alaro Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14861 N. Scottsdale Road, Suite 105
(No. and Street)

Scottsdale (City) Arizona (State) 85254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly
(Name – *if individual, state last, first, middle name*)

1850 N. Central Ave Suite 400 (Address) Phoenix (City) AZ (State) 85004-4527 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 3 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Michael Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alaro Capital Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Tracy Ann Powers
My Commission Expires
05/12/2011

R. Michael Rodgers
Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
DECEMBER 31, 2007

ALARE CAPITAL SECURITIES, LLC

ALARE CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Alare Capital Securities, LLC
Scottsdale, Arizona

We have audited the accompanying statements of financial condition of Alare Capital Securities, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alare Capital Securities, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP
Phoenix, Arizona
February 14, 2008

Alare Capital Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS		
Cash	$	10,635
Receivables		3,000
Total current assets		13,635
	$	13,635

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY		
Common units		
Class A, voting, $1,000 par value; authorized units at the discretion of the Board of Managers; issued and outstanding 128 units	$	128,109
Unallocated deficit		(114,474)
Total member's equity		13,635
	$	13,635

ALARE CAPITAL SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

EXPENSES		
Legal and professional fees	$	97,122
Travel and Entertainment		1,715
Rent and insurance		11,238
Office administration		2,029
Miscellaneous taxes		1,000
Other expenses		1,370
Total expenses		114,474
NET LOSS	$	(114,474)

See Notes to Financial Statements

ALARE CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Units		Retained	Total Member's
	Units	Amount	Earnings	Equity
Balance at January 1, 2007	-	$ -	$ -	$ -
Contributions by members	128	128,109	-	128,109
Loss from operations	-	-	(114,474)	(114,474)
Balance, December 31, 2007	128	$ 128,109	(114,474)	13,635

See Notes to Financial Statements

ALARE CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(114,474)
Changes in assets and liabilities		
Receivable		(3,000)
Net cash provided by operating activities		(117,474)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions		128,109
Net cash provided by financing activities		128,109
INCREASE IN CASH		10,635
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR	$	10,635

See Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware LLC, formed on May 25, 2006, and is a wholly-owned subsidiary of Alare Capital Partners, LLC (Parent). The Company received its broker-dealer license on September 13, 2007 from FINRA and approval to practice from the Securities and Exchange Commission.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer and as a strategic consultant, which comprises agency transactions, investment banking and mergers, and acquisition services, and advisory services.

Cash

The Company maintains at a financial institution, cash which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account.

Investment Banking

The Company is engaged in the investment banking business, on an agency basis, and intends to provide the following types of services to its clients:

Private Equity Placements
Merger and Acquisition Services
Private Debt Placements
Commercial Bank Financing Services
Private Investment in Public Equities (PIPE's)
Fairness Opinions
Valuation Services
Strategic Advisory Services

During calendar year 2007, the Company was engaged in obtaining its broker-dealer license and was not involved in any commercial activities as a broker-dealer.

In addition, to broker-dealer activities, the Company has a consultancy component in which it offers strategic advice to companies for a set or hourly fee on areas such as marketing strategy, business plan preparation, supply chain strategy and other areas of advisory services.

Income Taxes

The Company is a wholly-owned subsidiary of Alare Capital Partners, LLC (the Parent). As a single member limited liability company, it is considered a disregarded entity for federal income tax purposes and all activities will be included in the parent's federal and state income tax returns. The Parent is a Delaware Limited Liability Company and treated as a partnership for federal and state income tax purposes. Consequently, income and loss are passed through to the Members of the Company.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1). Under these rules, the Company is required to maintain a net capital of $5,000. The Company's net capital as of December 31, 2007 was $10,635.

NOTE 4 – RELATED PARTY TRANSACTIONS

Alare Capital Securities, LLC (ACS) is a wholly-owned subsidiary of Alare Capital Partners, LLC (ACP). ACS has a Cost Sharing Agreement with ACP. Under this Agreement, ACS shares certain common costs with ACP including payroll, commissions, professional fees, occupancy and insurance expenses. Additionally, fee revenue earned by ACS from its clients is partially paid out to registered representatives of ACS who are also employees and or members of ACP. Commission payouts on completed ACS transactions are paid to ACS registered representatives based on their participation and support in a particular transaction. Residual fee revenue is retained by ACS and is used to support overhead and business development efforts. ACS did not generate any revenue for 2007, therefore no commission payouts occurred. ACP has the option to waive common costs and chose to do so for the year ended December 31, 2007.

NOTE 5 – SUBSEQUENT EVENT

Subsequent to year end, the sole member of the Company, Alare Capital Partners, LLC, made an additional capital contribution to the Company of $25,000.

ALARE CAPITAL SECURITIES, LLC
SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

Net capital - member's equity	$	10,635
Minimum net capital required		5,000
Excess net capital over minimum required	$	5,635
Net capital - member's equity	$	10,635
120% of minimum net capital required		6,000
Excess net capital over 120% of minimum required	$	4,635
Aggregate indebtedness - accounts payable	$	-
Aggregate indebtedness to net capital		0 to 1

ALARE CAPITAL SECURITIES, LLC
SUPPLEMENTAL SCHEDULE OF STATEMENT REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2007

The Company does not accept or hold customer funds or securities and is thus exempt from the requirements of the Customer Protection Rule pursuant to Rule 15c3-3(k)(2)(i).

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Managers
Alare Capital Securities, LLC
Scottsdale, Arizona

In planning and performing our audit of the financial statements of Alare Capital Securities, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Phoenix, Arizona
February 14, 2008



CULTURE

The Foundation of Success

Caring for our external and internal clients with a passion to go the extra mile.

Respecting our peers and their individual contributions.

Conducting ourselves with the highest level of integrity at all times.

Trusting and supporting one another.

Being accountable for the overall success of the Firm, not just individual or office success.

Stretching ourselves to be innovative and creative, while managing the related risks.

Recognizing the importance of maintaining a balance between work and home life.

Promoting positive working relationships.

And, most of all, enjoying our jobs ... and having fun!

EideBailly℠

ARIZONA
Phoenix
602.264.5844

IDAHO
Boise
208.344.7150

IOWA
Dubuque
563.556.1790

MINNESOTA
Madelia
507.642.8882

Mankato
507.387.6031

Minneapolis
952.944.6166

MONTANA
Billings
406.896.2400

NORTH DAKOTA
Bismarck
701.255.1091

Fargo
701.239.8500

OKLAHOMA
Oklahoma City
405.478.3334

Tulsa
918.299.8833

SOUTH DAKOTA
Aberdeen
605.225.8783

Sioux Falls
605.339.1999

ALARE CAPITAL SECURITIES, LLC

EideBailly
CPAs & BUSINESS ADVISORS

To the Board of Directors
Alare Capital Securities, LLC
Scottsdale, Arizona

We have audited the financial statements of Alare Capital Securities, LLC for the year ended December 31, 2007, and have issued our report thereon dated February 14, 2008. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Auditing Standards Generally Accepted In the United States of America

As stated in our engagement letter dated May 31, 2007, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Alare Capital Securities, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2007. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There are no significant estimates included in the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

1850 N. Central Ave., Suite 400 ▮ Phoenix, AZ 85004-4527 ▮ Phone 602.264.5844 ▮ Fax 602.277.4845 ▮ EOE

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no misstatements identified and communicated to management. In addition, there were no uncorrected misstatements detected as a result of audit procedures.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 14, 2008.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Internal Control Matters

In planning and performing our audit of the financial statements of Alare Capital Securities, LLC as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered Alare Capital Securities, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the above paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we noted a certain deficiency in internal control that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the organization's internal control.

We noted the following significant deficiency:

Alare Capital Securities, LLC has a limited number of personnel, and, accordingly, lacks adequate internal controls in certain areas due to limited segregation of duties. At present, the Company's Chairman is responsible for all accounting functions. He is responsible for incoming cash, preparation of deposit slips, posting of receipts to customer accounts, cash disbursements, accruals, all journal entries, reconciliation of the monthly bank statement, and financial statement preparation. The result is the danger that intentional or unintentional errors could be made and not detected. We noted that the CEO currently opens the bank statements before they are given to the Chairman. We recommend that the receptionist or other designated member of management, open the mail, prepares a prelist of the cash received, and prepares the deposit slip. An appropriate member of management should also review the bank reconciliations after they are prepared. We recommend that monthly transactions be reviewed by another member of management. Specifically, all journal entries and monthly financial statement balances should be reviewed by someone who can determine whether balances are reasonable. These simple steps would not require the addition of any new employees or add significant time to either the receptionist or member of management's time.

Management's Response:

In February 2008, the Firm hired Ms. Jill Bening as Senior Vice President – Compliance, reporting to the CEO. Ms. Bening has her Series 24, 7 and 63 Securities Licenses and has considerable industry experience, primarily in compliance. Ms. Bening will perform the task you outline under the above heading, among her other duties and responsibilities, with respect to opening the mail, preparing a pre-list of cash received and preparation of bank deposit slips. Ron Miller, CEO, will review monthly JV's, transactions and DRAFT Monthly Financial Statements as an additional safeguard to ensure the reasonableness of the Financial Statements.

Other Matters

Safeguarding assets

During our audit we noted that blank checks are being stored in an unsecured location. We recommend that blank checks be kept in a locked box or file cabinet accessible only to those with proper authorization and that the checks periodically be accounted for.

Management's Response:

All financial records, including check books, check stock, accounts payable, accounts receivable, contracts, etc, for Alare Capital Partners, LLC and Alare Capital Securities, LLC are now in locked cabinets in Firm's office. Only the Chairman/CFO, CEO and Compliance Officer have keys to these files and access thereto.

Check signing policy

It is possible, at present, for the approval of disbursements and the signing of checks to be performed by the chairman/CFO. Authorized check signors include the CFO and CEO. We also noted in reviewing the Board of Directors minutes for January 2006 of Alare Capital Partners, LLC (Parent Company) that is was approved with unanimous authorization that all expenditures in excess of $5,000 must require the authorization and signature of both the CFO and another member of management. We recommend that you establish a similar disbursement threshold for Alare Capital Securities, LLC in which all disbursements over a specific amount would require two signers. This would allow additional oversight over significant disbursements.

Management's Response:

Beginning in January 2008 the Firm has established that only the Firms Registered Principals (Series 24) shall have check signing authority. The Registered Principals include Bening, Miller, and Rodgers. All checks of $5,000 or more will require the signature of at least two of the Registered Principals.

In addition, the Firm is in the process of implementing a new accounting system for Alare Capital Partners, LLC and Alare Capital Securities, LLC and expects it to be implemented in the April/May 2008 timeframe. The new accounting system, which will replace QuickBooks, will be web based and is Microsoft's Dynamics Salomon System. Microsoft's related CRM system will be paret of the overall systems configuration, which will aid substantially in tracking revenue and client backlog. The registered principals named above will have access to the accounting system, which will substantially improve their ability to review and intercede on accounting transactions and improve the firm's overall internal control system.

Alare Capital Securities, LLC's written response to the significant deficiencies and other matters identified in our audit has not been subjected to the audit procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the Board of Directors and management of Alare Capital Securities, LLC and is not intended to be and should not be used by anyone other than these specified parties.

As always, we will be happy to discuss these or any other topics at your convenience. We would like to take this opportunity to express our appreciation to you and your staff for the fine cooperation we received during the course of the audit. We look forward to many years of continued service to Alare Capital Securities, LLC.

Eide Bailly LLP

Phoenix, Arizona
February 14, 2008



CULTURE

The Foundation of Success

Caring for our external and internal clients with a passion to go the extra mile.

Respecting our peers and their individual contributions.

Conducting ourselves with the highest level of integrity at all times.

Trusting and supporting one another.

Being accountable for the overall success of the Firm, not just individual or office success.

Stretching ourselves to be innovative and creative, while managing the related risks.

Recognizing the importance of maintaining a balance between work and home life.

Promoting positive working relationships.

And, most of all, enjoying our jobs ... and having fun!

Rev: 7/2006

EideBailly℠

ARIZONA
Phoenix
602.264.5844

IDAHO
Boise
208.344.7150

IOWA
Dubuque
563.556.1790

MINNESOTA
Madelia
507.642.8882

Mankato
507.387.6031

Minneapolis
952.944.6166

MONTANA
Billings
406.896.2400

NORTH DAKOTA
Bismarck
701.255.1091

Fargo
701.239.8500

OKLAHOMA
Oklahoma City
405.478.3334

Tulsa
918.299.8833

SOUTH DAKOTA
Aberdeen
605.225.8783

Sioux Falls
605.339.1999

END

www.eidebailly.com